Mail Stop 4561

November 2, 2006

Mrs. Janet H. Knowles
Corporate Secretary
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012

Re: Metrologic Instruments, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 5-49829
Filed October 5, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-24712
Filed October 5, 2006

Form 10-K for fiscal year ended December 31, 2005
File No. 0-24712
Filed March 10, 2005

Dear Mrs. Knowles:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us as to what consideration you gave to including Elliott Associates, L.P. and Elliott International, L.P. as filing persons on the Schedule 13E-3. In this regard, we

note that both entities hold an equity interest in the issuer, will hold an equity interest in Meteor Holding Corporation following the merger, and played a role in financing the transaction. Further, in light of the financing it will be providing, it also appears that the Francisco Partners II., L.P. should be included as a filing person. Similarly, tell us what consideration you gave to including FP-Metrologic, the ultimate parent of the acquisition vehicle, as a filing person. Please revise your disclosure to include these parties or tell us why you believe that they should not be considered filing persons. Refer to Section II. D. 3. of our Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Schedule 14A

General

2. We reference your disclosure indicating that shareholders may be solicited in person, or by telephone, facsimile, Internet or similar means. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3. In addition, we note your indication on the proxy card that shareholders may submit a proxy through the Internet. In an appropriate section of your document, describe the internet voting procedures. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, advise us of the validity under applicable state law of proxies granted electronically.

4. Update the document to provide the latest available information and to the extent possible, fill in all information you currently omit, including information relating to the record date. If the information you provide may change prior to filing definitive materials, include brackets to indicate this.

5. We note that the company issued a press release pertaining to the transaction on September 13, 2006, and filed it under cover of Form 8-K. In the future, please consider the application of Rule 14a-12 with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.

Summary Term Sheet, page 1

6. Revise the introductory paragraph to state that the summary term sheet describes all of the material terms of the proposed merger.

7. In the filing you occasionally state that the transaction is fair to your stockholders, or is fair to the holders of your common stock other than the Rollover Investors. Revise any such statements to indicate your belief as to the fairness of the transaction to your <u>unaffiliated</u> shareholders. See Item 1014(a) of Regulation M-A and Q&A No. 19 in SEC Release No. 34-17719 (Apr. 13, 1981).

<u>The Merger, page 1</u>

8. State here or in an appropriate location at the forefront of this section the total amount of consideration that is expected to be paid in the merger.

<u>Effect of the Merger of Metrologic, page 3</u>

9. Please state under this heading that one of the effects of the merger will be that current shareholders of Metrologic, other than the Rollover Investors, will cease to have any direct or indirect ownership interest in Metrologic and will not be able to participate in any future earnings or growth of Metrologic.

<u>Special Committee, page 3</u>

10. Please identify the members of the special committee and state the amount each member will receive as remuneration for their services on the committee.

<u>Interests of Certain Persons in the Merger, page 3</u>

11. Please ensure that this section includes all the information found in the Q&A starting on page 8. For example, please disclose that Mr. Knowles and the Elliot Investors will be entitled to receive a portion of certain fees following completion of the merger. In addition, please disclose here the advisory fee arrangements between Francisco Partners Management, LLC and Meteor Holding Corporation pursuant to which Meteor Holding Corporation will agree to pay Francisco Partners Management, LLC a $12.0 million fee upon the successful consummation of the merger, and a quarterly fee as consideration for ongoing advisory services to be provided to Meteor Holding Corporation following the consummation of the merger. State also that the Elliott Investors are entitled to receive a portion of this fee.

<u>Share ownership of Directors and Executive Officers and Certain Shareholders, page 5</u>

12. Please disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Provide similar disclosure, i.e., the aggregate number of shares and percentage committed to vote in favor of the merger and the remaining number and percentage of shares needed for the proposal to be approved, on page 12 regarding whether shareholders agreed to vote in favor of the merger.

Litigation Related to the Merger, page 6

    13. In this section, please briefly discuss the nature of the plaintiff's claims in each of the four litigations disclosed.

Questions and Answers, page 7

    14. Disclose how shareholders will be informed of the results of the shareholder vote. Note that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

    15. Limit your Q&A to serve one, discrete purpose, such as to provide voting and share exchange information, and to avoid duplicating disclosure already provided in the summary term sheet. Ideally, the Q&A section should not exceed one to two pages in length.

What matters will I be asked to vote on at the special meeting? page 7

    16. Refer to the last bullet point in this section. It does not appear from the form of proxy card that shareholders are being asked to vote on this matter. Please revise.

What will happen to my stock options in the merger? page 7

    17. In your response letter, indicate when and by what means you will make the offer to holders of options granted under your 1994 Incentive Plan. For example, will you make a tender offer? If so, will you file a Schedule TO-I in connection with that offer?

Why did the board of directors form a special committee? page 8

    18. Here and later in the proxy statement, where you describe the formation of two special committees, clearly outline the scope of the special committee's authority. For example, discuss whether the special committee had the authority to reject this offer and whether it had the authority to solicit additional acquirors. If the special committee requested expanded powers, please disclose.

What will happen to warrants in the merger? page 8

    19. Please reconcile your answer in this Q&A with your disclosure in footnote 1 to the fee calculation of the proxy statement, which states that "Each holder of warrants to acquire the Registrant's common stock shall be entitled to receive upon exercise an amount (net of applicable taxes) equal to the product of (i) the excess of $18.50 per share of common stock over the exercise price per share of common stock subject to such warrant, multiplied by (ii) the total number of shares subject to such warrant."

Have any shareholders agreed to vote in favor of approving the merger agreement? page 12

20. Please disclose the ownership percentage of each of the parties on an individual basis and in the aggregate. In addition, identify the "certain related parties" you refer to in the second sentence.

What happens if I do not respond? page 13

21. With respect to the proposal to approve the merger agreement, please disclose how failure to respond will count for the purpose of determining whether a quorum is present.

Cautionary Statements Concerning Forward-Looking Information, page 15

22. Securities Act Section 27A(b)(1)(E) and Exchange Act Section 21E(b)(1)(E) expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Your reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Delete all references to the Litigation Reform Act as it relates to disclosure in the proxy statement, and include a statement that forward-looking statements made in any documents incorporated by reference or otherwise made in relation to the merger are not protected under the safe harbors of the Reform Act.

Special Factors

Background of the Merger, page 16

23. You state that the board of directors and members of management began to consider strategic alternatives for the company, including potential business combinations and selling some the company's assets to financial or strategic buyers, "over the last several years" and that "in early 2004" the board determined to consider a sale of the company to a strategic buyer. Please elaborate on this discussion to explain why the board and management undertook such considerations at these times, as opposed to any other time. Please also explain why the board determined in early 2004 that it was in the shareholders' best interest to consider a sale of the company to a strategic buyer.

24. Refer to the last comment above. Your expanded disclosure should explain why, when the Knowles expressed an interest in liquidating their holdings in the company in August 9, 2005, the board decided to pursue the sale of the company versus other alternatives, particularly since the board at that time had only the preceding year searched for and failed to find a buyer for the company.

25. Revise your disclosure throughout this section to provide additional information about the negotiation of the sale transaction that was eventually abandoned. For example, explain in better detail why, after the management presentations in October 2005, three potential buyers emerged as the only parties interested in pursuing a potential transaction.

Clarify how the number of potential buyers was reduced from the more than 70 that had been contacted by September 2005 to the 25 that received confidential information memoranda to just three bidders. Describe the material terms of the sale transaction presented by management to the potential buyers. If there were special terms relating to the shares owned by Mr. and Mrs. Knowles, please discuss these. What reasons were cited regarding the bidder that dropped out in December 2005, after the first round of bidding?

26. You state that the initial bids received in the effort that was terminated in January 2006 ranged from $18.00 to $19.25 per share, but that the special committee chose to halt the process because no definitive offer was made and the indication of interest at $18.00 was "not acceptable." Explain how the special committee and board were able to conclude that the subsequent offer of $18.50 per share obtained in the September 7, 2006 negotiation meeting was in the best interests of and fair to the unaffiliated shareholders.

27. Explain how Francisco Partners was first identified. Explain what the relationship, if any, existed between the Elliott Investors, Deutsche Bank and Francisco Partners prior to the merger negotiation.

28. In revising this section, please avoid generic descriptions of the negotiations such as the statement that "From August 22, 2006 to September 12, 2006 . . . WSGR and Ballard Spahr negotiated the terms of the merger agreement . . ." and instead describe the nature of the matters discussed, if material. Revise to provide meaningful context to your references to "the status of the negotiations" and "the main provisions in the draft merger agreement" and "open items." What did management consider to be the "main provisions" or focus of the negotiations in addition to the price and termination provisions? Also, please indicate when the terms of the employment agreement for current executive officer Harry Knowles and any other material agreements other than the merger agreement were negotiated.

29. You indicate that the price of $18.00 per share, with a possibility of increasing the purchase price to $18.50 per share, was first reported on August 16, 2006 at a meeting that included Mr. Knowles, in his individual capacity, along with his advisors and representatives from the Elliott Investors and Francisco Partners. Please discuss how Francisco Partners chose $18.00 as the initial offering price. Did Francisco Partners consult with financial advisors in the preparation of this offer? If so, provide the information required by Item 1015(a) through (c) of Regulation M-A. What were the other material terms of the offer? Were the initial terms presented in a written proposal? Please discuss any other prices that were considered before these terms were finalized. What material counter-proposals were made and what concerns did the special committee or its agents address in negotiating the non-price terms of the transaction in addition to the termination provisions? See Item 1005(b) of Regulation M-A.

30. Discuss what role Mr. Knowles played in setting the initial purchase price and/or in offering any counter-proposals regarding the pricing term or any other material terms of

the agreement. In addition, given Mr. Knowles' position on both sides of the transaction, for each negotiating meeting Mr. Knowles attended, clarify what role he played in proposing or negotiating any of the merger terms. Disclose whether Mr. Knowles' took part in any votes by the board in connection with the merger. To the extent he did not abstain from voting, please indicate this and discuss his economic interest in Metrologic following the merger. In the third full paragraph on page 20, describe the "personal objectives relating to our company" Mr. Knowles expressed in the meeting in July 2006.

31. Refer to the disclosure on page 21 regarding a meeting on August 7, 2006 between Mr. Knowles and "another potential investor." Expand to explain in greater detail why you elected not to pursue with this other party. If price or other transaction terms were discussed with the other party, please disclose.

32. Please expand to describe in more specific detail the negotiation process that led to the terms of the final agreement. For instance, identify the members of management who met with Francisco Partners in Menlo Park, California and discuss the nature of that meeting. Explain the significance of the timing of the transaction and the limitation on conditions. Disclose what factors the Special Committee discussed with Needham & Company that might be considered in assessing the fairness of the proposal. Discuss in material detail the negotiations of the merger agreement that occurred between August 22 and September 12, 2006. Expand the proxy statement to summarize the material terms that were included in each proposal and counter-proposal, summarize any significant terms of the proposed transaction that were not addressed initially, and explain how significant additional terms became part of the final agreement.

33. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer, constitutes a separate Item 1015 report that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports.

34. For example, file copies of the written summary of all indications of interest and the updated financial analyses reviewed by the Special Committee's financial advisor Needham & Company in a meeting with the Special Committee on September 6, 2006 and any updates provided by Needham. In addition, file a copy of any materials prepared by Needham that were used in preparation of its opinion dated September 11, 2006 that were delivered to the board of directors, including "board books" or other materials. We believe these materials are materially related to the transaction within the meaning of Item 1015 of Regulation M-A. See Charles L. Ephraim (Sept. 30, 1987); In re Meyers Parking System Release No. 34-26069 (Sept. 12, 1988). In the proxy statement, disclose whether any written materials were provided to the directors by the investment banking firm in connection with the delivery of its opinion about the fairness of the transaction. Provide a paper copy of any written materials to us as soon as possible, and file those materials electronically with your next amendment.

35. You state on page 24 that Needham's analyses assumed that your subsidiary, Adaptive Optics Associates, Inc., would be sold prior to closing. Given that the sale of the subsidiary closed on October 2, 2006 and the per share price was raised to $18.50 on September 7, 2006, discuss the impact, if any, of the sale of AOA on the merger negotiations.

36. In addition to Needham, the names of several other investment banks appear in this section as participants in the negotiation and structuring of this transaction. To the extent that other parties engaged fairness advisors, and those advisors prepared "opinions, appraisals or reports" that are materially related to this merger, you must provide all of the disclosure required by Item 1015. Note that even reports or other materials not related specifically to the fairness of the consideration offered may be materially related to the transaction and thus may fall within Item 1015. So for example, reports related to the appropriate structure or transaction alternatives, etc. may be materially related to this going private transaction. Please expand your disclosure as necessary consistent with this comment.

Recommendations of the Special Committee and the Board of Directors, page 25

37. Expand your discussion to address whether historical prices paid for Metrologic's common stock were considered in support of or as negative factors concerning your recommendations. We note your statements that $18.50 per share price represented a 23% premium to the average closing prices of our common stock over the 30 trading day period prior to and including the date of the special committee's approval of the merger and, a 24% premium to the average closing prices of our common stock over the 60 trading day period prior to and including that date, and a 22% premium to the average closing prices of our common stock over the 90 day trading period prior to and including that date. We note that stock prices achieved rose higher that $18.50 in many cases and as high as 23.57 within the last year. In light of these historical prices, it would appear that a discussion of how historical prices were considered by the Special Committee and Board is warranted. Please elaborate on how the Board determined that the cash out price is fair to unaffiliated shareholders with respect to the historical market price of the common stock or tell us why this is not material disclosure.

38. In the bullet point on page 27 regarding the significant turnover at the senior management level, please identify the persons who have left the company recently and their former positions with the company.

39. Please explain what consideration, if any, the special committee gave to Mr. and Mrs. Knowles's previously expressed interested in disposing all or a substantial portion of their shares of common stock. In light of this expressed interest, was it an option for the company to remain a public reporting company?

40. One of the negative factors considered by the special committee is the fact that the company may have insufficient funds available at the time of closing to satisfy a

condition to the consummation of the merger. Here or in an appropriate part of the proxy statement, expand the discussion of this risk to provide shareholders with an explanation of how likely it is to be realized and the facts which concern the committee.

41. In the last paragraph in this section, revise to make clear that it describes all material factors and information considered by the special committee.

Reasons for the Board's Recommendation, page 30

42. The disclosure here is confusing because although it indicates that the board adopts the analysis and conclusion of the special committee, it also raises the issue of whether the board also separately analyzed the fairness of this transaction. ("Rather, the board of directors viewed its position as being based on the totality of the information presented to and considered by it"). If the board separately analyzed fairness, the factors it considered and its analysis of them must be outlined here.

Opinion of Needham & Company, LLC, page 30

43. Please delete the phrase "qualified in its entirety" in referring to Annex B. This phrase appears inconsistent with your obligation to provide a description of the financial advisor's opinion in the proxy statement that is materially complete. Similarly, it is inappropriate to disclose that the summary in this section "does not purport to be a complete description of the analyses performed." Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy material. Please revise.

44. Please expand the discussion of the analyses conducted by Needham. Please explain in better detail how the five companies named on page 32 were selected. What aspect of their business was considered similar to your business? Was this the only criterion you used in picking these "selected" publicly traded companies? Tell us whether any additional companies fit within the criteria you used but were not analyzed, and if so, why not. Provide similar disclosure with respect to the 55 merger and acquisition transactions discussed on page 33. Please disclose whether any of the precedent transactions chosen were going-private transactions or involved leveraged buyouts.

45. Needham's material analysis must disclose whether each particular factor favored or detracted from the conclusion that the overall transaction was fair. In this regard, please provide narrative disclosure regarding Needham's conclusions based on the calculated numbers presented in the tables on pages 32-35. For example, how did Needham take into account the last row of the second table on page 33, which indicates that the Metrologic merger represented a 12% premium 90 days prior to the announcement of the transaction, whereas the mean and median for the selected transactions represented a 35% and 33% premium, respectively? Revise this and the other comparisons to discuss whether the facts and analysis conducted favored or detracted from Needham's overall fairness opinion. Disclose the meaning and significance of each analysis and draw a

conclusion between the results of the analysis versus the specific consideration offered in the transaction.

46. Please quantify the customary fees paid and to be paid to Needham in connection with the sale of AOA as well as for the services performed from October 2005 to January 2006. See Item 1015(b)(4) of Regulation M-A. To the extent any arrangements or agreements have been entered into regarding future services to be rendered by Needham, please disclose. Also, disclose who determined the amount of the consideration. See Item 1015(b)(5) of Regulation M-A.

47. Disclose whether Needham has consented to the inclusion of its report and the summary of the report in the proxy materials.

48. We note that the Needham opinion was dated September 11, 2006. We also note that on September 19, 2006, you entered into a stock purchase agreement with Essex Corporation, which provide for the sale 100% of the shares of Adaptive Optics Associates, Inc. to Essex for $40.25 million in cash, which transaction closed October 1, 2006. Please explain how Needham accounted for the Adaptive Optics subsidiary in its analysis of the $18.50 cash-out consideration, and whether this analysis should be revised in light of the $40.25 million in cash to be received by the company. Please also explain whether the fairness opinion of the special committee took into account the value of the company after the consummation of the Adaptive Optics sale.

Position of Meteor Holding Corporation and Meteor Merger Corporation as to Fairness, page 37

49. We note your indication here that Meteor Holding Corporation and Meteor Merger Corporation believe that the proposed merger is substantively and procedurally fair to Metrologic's public shareholders based upon the same factors considered by the special committee . . . ." To the extent that these filing persons intend to adopt the analyses of the special committee and the board, each filing person must explicitly state this. Alternatively, please revise this discussion to reflect the analysis undertaken by each of these filing persons in arriving at their fairness determination. In addition, please provide the fairness determination of Meteor Holding Corporation and Meteor Merger Corporation with respect to the unaffiliated security holders.

Certain Effects of the Merger, page 39

50. We note, from Note 8 to the financial statements in the Form 10-K for the fiscal year ended January 31, 2005, that you have net operating loss carryforwards and credit carryforwards. Please disclose, if true, that the surviving company will be able to utilize these carryforwards. See Instruction 2 to Item 1013 of Regulation M-A.

Interests of Certain Persons in the Merger, page 46

    51. Refer to the disclosure under "Fee Arrangements" on page 49. Quantify the fees or percentage of termination fees discussed here that may become due to the parties engaged in this going private transaction.

    52. Under "Management Arrangements" on page 51, clarify whether the options covering approximately 10% of the common equity of Meteor Holding would be issued immediately after the merger, or as performance-based compensations awards on a periodic basis. In addition, clarify how many persons could be included in the 10% grant; as you are aware, affiliates who may own a significant equity stake in the post-merger entity may be engaged in this going private transaction.

Certain Financial Projections, page 55

    53. Summarize all of the material assumptions underlying the projections disclosed.

Proxies; Revocation, page 63

    54. We note that the persons appointed as proxies will vote the shares in accordance with their judgment in the event of any adjournment or "postponement" of the special meeting. Please provide us with an analysis as to whether a postponement would confer authority to vote with respect to more than one meeting. See Rule 14a-4(d)(3). Tell us whether, under state law, an adjournment and a postponement are treated similarly, such as with respect to the ability to use the same record date, for example.

Selected Historical Consolidated Financial Data, page 85

    55. Provide the ratio of earnings to fixed charges disclosure required by Item 1010(a)(3) of Regulation M-A.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions or concerns, please contact Maryse Mills-Apenteng at 202-551-3457. In her absence, please contact Anne Nguyen Parker, Special Counsel, at 202-551-3611 or Christina Chalk at 202-551-3263 in the Office of Mergers and Acquisitions. If you still require further assistance, please contact me at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director